Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The authorized capital stock of Stran & Company, Inc., a Nevada corporation (“we,” “us,” “our,” the “Company,” “Stran,” and “our company”), currently consists of 350,000,000 shares, consisting of 300,000,000 shares of Common Stock, $0.0001 par value per share (“common stock”), and 50,000,000 shares of Preferred Stock, $0.0001 par value per share (“preferred stock”).

The following description summarizes important terms of the classes of our capital stock following the filing of our articles of incorporation. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our amended and restated bylaws (“bylaws”) which are filed as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K to which this Exhibit 4.1 is attached (the “Annual Report”).

As of March 28, 2024, there were 18,607,329 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our articles of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors or such actions requiring a different number of votes by statute or our articles of incorporation or bylaws, shall be authorized by the vote of the majority of the shares having voting power of those present in person or represented by proxy at a meeting of stockholder, or by written consent signed by shareholders holding a majority of the voting power, or by a different proportion of voting power if required for such corporate action. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Warrants Issued in Initial Public Offering

Form. The publicly-traded warrants issued in our initial public offering were issued under a warrant agency agreement between us and Vstock Transfer, LLC, as warrant agent. The material terms and provisions of the publicly-traded warrants are summarized below. The following description is subject to, and qualified in its entirety by, the form of warrant agency agreement and accompanying form of warrant, which is filed as Exhibit 10.18 to the Annual Report. You should review a copy of the form of warrant agency agreement and accompanying form of warrant for a complete description of the terms and conditions applicable to the publicly-traded warrants.

Exercisability. The publicly-traded warrants are exercisable immediately upon issuance and will thereafter remain exercisable at any time up to five (5) years from the date of original issuance. The publicly-traded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice.

Exercise Price. Each warrant represents the right to purchase one share of common stock at an initial exercise price of $5.1875, equal to 125% of the initial public offering price. Due to our subsequent private placement of common stock and common stock purchase warrants at a purchase price of $4.97 for one share and 1.25 warrants combined, after attributing a warrant value of $0.125, the exercise price per share of the publicly-traded warrants was reduced to $4.81375 as of December 10, 2021. The exercise price is subject to appropriate adjustment in the event of certain share dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. The warrant exercise price is also subject to further anti-dilution adjustments under certain circumstances.

Cashless Exercise. If, at any time during the term of the publicly-traded warrants, the issuance of shares of common stock upon exercise of the publicly-traded warrants is not covered by an effective registration statement, the holder is permitted to effect a cashless exercise of the publicly-traded warrants (in whole or in part) by having the holder deliver to us a duly executed exercise notice, canceling a portion of the warrant in payment of the purchase price payable in respect of the number of shares of common stock purchased upon such exercise. On June 29, 2023, the Company filed a post-effective amendment to effect the termination of the registration statement relating to the offering of the warrants and shares of common stock issuable upon exercise of the warrants. As a result, under their terms, the publicly-traded warrants will only be exercisable on a cashless basis.

Failure to Timely Deliver Shares. If we fail for any reason to deliver to the holder the shares subject to an exercise by the date that is the earlier of (i) two (2) trading days and (ii) the number of trading days that is the standard settlement period on our primary trading market as in effect on the date of delivery of the exercise notice, we must pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of shares subject to such exercise (based on the daily volume weighted average price of our shares of common stock on the date of the applicable exercise notice), $10 per trading day (increasing to $20 per trading day on the fifth (5th) trading day after such liquidated damages begin to accrue) for each trading day after such date until such shares are delivered or the holder rescinds such exercise. In addition, if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder’s brokerage firm otherwise purchases, shares of common stock to deliver in satisfaction of a sale by the holder of the shares which the holder anticipated receiving upon such exercise, then we shall (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of shares that we were required to deliver to the holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the holder, either reinstate the portion of the warrant and equivalent number of shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the holder the number of shares of common stock that would have been issued had we timely complied with our exercise and delivery obligations.

Exercise Limitation. A holder will not have the right to exercise any portion of a warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the publicly-traded warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exchange Listing. The publicly-traded warrants are listed and traded on the Nasdaq Capital Market tier of The Nasdaq Stock Market LLC under the symbol “SWAGW”.

Rights as a Stockholder. Except as otherwise provided in the publicly-traded warrants or by virtue of such holder’s ownership of our shares of common stock, the holder of a warrant does not have the rights or privileges of a holder of our shares of common stock, including any voting rights, until the holder exercises the warrant.

Governing Law and Jurisdiction. The warrant agency agreement and form of the publicly-traded warrants provide that the validity, interpretation, and performance of the warrant agency agreement and the publicly-traded warrants will be governed by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. In addition, the warrant agency agreement and warrant provide that any action, proceeding or claim against any party arising out of or relating to the warrant agency agreement or the publicly-traded warrants must be brought and enforced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Warrant holders will be bound by these provisions. With respect to any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Furthermore, notwithstanding the foregoing, these provisions of the warrant agency agreement and warrant will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Representative’s Warrants

We also issued warrants to purchase 149,639 shares of common stock to the designees of EF Hutton, division of Benchmark Investments, LLC, as the representative of the underwriters in our initial public offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price of $5.1875. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after their issuance on November 12, 2021. The foregoing description of the Representative’s Warrants is qualified in its entirety by reference to such documents which have been filed as Exhibit 10.24, Exhibit 10.25, Exhibit 10.26, and Exhibit 10.27 to the Annual Report, respectively, and are incorporated herein by reference.

Private Placement Warrants and Placement Agent’s Warrants

Private Placement Warrants

On December 10, 2021, the Company issued warrants (the “Private Placement Warrants”) for the purchase of 5,464,903 shares of common stock, at an initial exercise price of $4.97 per share, the number of warrant shares and exercise price each being subject to adjustment as provided under the Private Placement Warrants. The Private Placement Warrants were immediately exercisable on the date of issuance, and expire five years from the date of issuance.

The Private Placement Warrants have certain downward-pricing adjustment mechanisms. If at any time the Private Placement Warrants are outstanding, if the Company issues or sells common stock, or convertible securities or options issuable or exchangeable into common stock (a “Dilutive Issuance”), under which such common stock is sold for a consideration per share less than the exercise price then in effect, the exercise price of the Private Placement Warrant will be adjusted to the Dilutive Issuance price in accordance with the formulas provided in the Private Placement Warrants subject to a floor price. The floor price was $4.80 per warrant share before stockholder approval of the private placement was obtained and effective. On December 10, 2021, the holders of shares of common stock entitled to vote approximately 65.4% of our outstanding voting stock on December 10, 2021 approved the Company’s entry into the private placement. We filed preliminary and definitive information statements on Schedule 14C with the SEC on December 29, 2021 and January 11, 2022, and delivered copies of the definitive information statement to stockholders January 12, 2022. On January 31, 2022, the stockholders’ consent became effective pursuant to Rule 14c-2 under the Exchange Act. As a result, the exercise price of the Private Placement Warrants may be reduced to as low as $1.00 per share if their downward-pricing adjustment mechanisms become applicable.  The Private Placement Warrants also have certain registration rights provided to the purchasers under the Registration Rights Agreement (as defined below) entered into in connection with the private placement.

The Private Placement Warrants also have customary antidilution provisions with respect to stock splits and equity dividends by which the exercise price of the warrant shares and number of shares purchasable under the Private Placement Warrants will be changed proportionately; participation rights in certain asset distributions and rights offerings and certain changes of control and other major corporate changes; and will be provided comparable rights to alternative consideration if provided to stockholders with respect to certain transactions. The Private Placement Warrants may not be exercised if, after giving effect to the exercise by the purchaser, the purchaser would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the warrant shares. Upon not less than 61 days’ prior notice to the Company, a warrant holder may increase or decrease the ownership limitation, provided that the ownership limitation in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the warrant shares. If there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant shares by the purchaser, then the Private Placement Warrants may also be exercised, in whole or in part, by means of a “cashless exercise”.

In connection with the private placement, the Company entered into a Securities Purchase Agreement (the “Private Placement Purchase Agreement”) with investors containing customary representations and warranties. The Company and investors also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company was required to file a resale registration statement (the “Resale Registration Statement”) with the SEC to register for resale the shares of common stock and the shares of common stock issuable upon exercise of the Private Placement Warrants, promptly following the closing date but in no event later than 15 calendar days after the effective date of the Registration Rights Agreement, and to have such Resale Registration Statement declared effective by the 30th day after the effective date of the Registration Rights Agreement. The Company would have been obligated to pay certain liquidated damages to the investors if the Company failed to file the Resale Registration Statement when required, or failed to file or cause the Resale Registration Statement to be declared effective by the SEC when required, and will become so obligated if it fails to maintain the effectiveness of the Resale Registration Statement pursuant to the terms of the Registration Rights Agreement.

On December 23, 2021, the Company filed the Resale Registration Statement with the SEC (File No. 333-261883) and it was declared effective on January 5, 2022. On June 10, 2022, a post-effective amendment to the Resale Form S-1 (the “Post-Effective Amendment to Resale Form S-1”) was filed to update the Resale Registration Statement’s prospectus to include, among other things, the information contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 that was filed with the SEC on March 28, 2022 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 that was filed with the SEC on May 13, 2022. The Post-Effective Amendment to Resale Form S-1 became effective on June 16, 2022. Prospectus Supplement No. 1 to the prospectus relating to the Post-Effective Amendment to Resale Form S-1 was filed pursuant to Rule 424(b)(3) under the Securities Act with the SEC on July 21, 2022 to include the information set forth in our Current Reports on Form 8-K, which were filed with the SEC on July 19, 2022 and July 21, 2022. Prospectus Supplement No. 2 to the prospectus relating to the Post-Effective Amendment to Resale Form S-1 was filed pursuant to Rule 424(b)(3) under the Securities Act with the SEC on August 15, 2022 to include the information in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, which was filed with the SEC on August 15, 2022. Prospectus Supplement No. 3 to the prospectus relating to the Post-Effective Amendment to Resale Form S-1 was filed pursuant to Rule 424(b)(3) under the Securities Act with the SEC on September 7, 2022 to include the information in our Current Report on Form 8-K, which was filed with the SEC on September 7, 2022. Prospectus Supplement No. 4 to the prospectus relating to the Post-Effective Amendment to Resale Form S-1 was filed pursuant to Rule 424(b)(3) under the Securities Act with the SEC on November 14, 2022 to include the information in our Quarterly Report on Form 10-Q which was filed with the SEC on November 14, 2022. Prospectus Supplement No. 5 to the prospectus relating to the Post-Effective Amendment to Resale Form S-1 was filed pursuant to Rule 424(b)(3) under the Securities Act with the SEC on December 2, 2022 to include the information in our Current Report on Form 8-K which was filed with the SEC on December 2, 2022. Prospectus Supplement No. 6 to the prospectus relating to Resale Form S-1 was filed pursuant to Rule 424(b)(3) under the Securities Act with the SEC on January 31, 2023 to include the information in our Current Report on Form 8-K which was filed with the SEC on January 31, 2023.

The Registration Rights Agreement provided that the Company would not be required to maintain the effectiveness of the Resale Registration Statement when the shares of common stock and shares of common stock issuable upon exercise of the Private Placement Warrants otherwise required to be registered for sale under it become eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 under the Securities Act as set forth in a written opinion letter to such effect, addressed, delivered and acceptable to the transfer agent and the affected holders (assuming that such securities and any securities issuable upon exercise, conversion or exchange of which, or as a dividend upon which, such securities were issued or are issuable, were at no time held by any affiliate of the Company), as reasonably determined by the Company, upon the advice of counsel to the Company. Accordingly, on June 29, 2023, the Company filed a post-effective amendment to the Resale Registration Statement to effect this termination. As a result, under their terms, the outstanding Private Placement Warrants will only be exercisable on a cashless basis.

The foregoing description of each of the Private Placement Purchase Agreement, the Registration Rights Agreement, and Private Placement Warrants is qualified in its entirety by reference to such documents or forms of such documents which have been filed as Exhibit 10.29, Exhibit 10.31, and Exhibit 10.32 to the Annual Report, respectively, and are incorporated herein by reference.

Placement Agent Warrants

As partial payment for its placement agent services, the designees of the placement agent in our private placement were issued warrants (“Placement Agent Warrants”), for the purchase of 3% of the number of shares of common stock purchased by the purchasers. The Placement Agent Warrants become exercisable on June 8, 2022 and expire on December 8, 2026. The Placement Agent Warrants have an initial exercise price equal to the exercise price of the Private Placement Warrants, or $4.97 per share, and otherwise have the same antidilution provisions as the Private Placement Warrants, except that the exercise price of the Placement Agent Warrants will not change as a result of a Dilutive Issuance (as defined above). The Placement Agent Warrants may not be exercised if, after giving effect to the exercise the holder would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares purchased pursuant to exercise of the Placement Agent Warrants. Upon not less than 61 days’ prior notice to the Company, the holder may increase or decrease the ownership limitation, provided that the ownership limitation in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock pursuant to exercise of the Placement Agent Warrants.

If at the time of an exercise of such Placement Agent Warrants there is no effective registration statement registering, or no current prospectus available for, the resale of the shares that may be purchased under the Placement Agent Warrants, then the Placement Agent Warrants may also be exercised, in whole or in part, by means of a “cashless exercise”. The Placement Agent Warrants have the same registration rights provided to the purchasers under the Registration Rights Agreement entered in connection with the private placement. As discussed above, the Company filed the Resale Registration Statement on December 23, 2021 and it was declared effective on January 5, 2022. The Company filed the Post-Effective Amendment to Resale Form S-1 and a number of prospectus supplements to maintain the effectiveness of the Registration Rights Agreement. As discussed above, the Company subsequently determined that Registration Rights Agreement no longer required the Company to maintain the effectiveness of the Resale Registration Statement. Accordingly, on June 29, 2023, the Company filed a post-effective amendment to the Resale Registration Statement to effect this termination. As a result, under their terms, the outstanding Placement Agent Warrants will only be exercisable on a cashless basis.

The foregoing description of the Placement Agent Warrants is qualified in its entirety by reference to the form of such documents which has been filed as Exhibit 10.33 to the Annual Report.

Options

On November 12, 2021, we filed a Registration Statement on Form S-8 to register restricted stock and options to purchase stock issuable to certain of our employees, consultants and directors pursuant to the Stran & Company, Inc. Amended and Restated 2021 Equity Incentive Plan. We then granted options to purchase a total of 934,000 shares of our common stock to our executive officers, including an option to purchase up to 400,000 shares to our Executive Chairman, Treasurer and Secretary, Andrew Stranberg; an option to purchase 323,810 shares to our Chief Executive Officer, President and director, Andrew Shape; an option to purchase 76,190 shares to our Randolph Birney, a former executive officer of the Company; an option to purchase 53,000 shares to our Vice President of Growth and Strategic Initiatives, John Audibert; and an option to purchase 81,000 shares to our former Chief Financial Officer, Christopher Rollins. The option granted to Mr. Rollins terminated prior to exercise after his resignation from the Company; all the other options granted to executive officers remain outstanding and unexercised. We also granted David Browner, our Controller at that time and currently our Chief Financial Officer, an option to purchase 58,000 shares of common stock at an exercise price of $4.15 per share. The option is subject to vesting over a three (3) year period with one-third (1/3) of the stock option vesting on each of the first, second and third anniversaries of the date of grant. We also granted options to other employees, of which options to purchase a total of 285,000 shares remained outstanding as of March 28, 2024; and options to purchase a total of 11,568 shares to our independent directors. The options have an exercise price of $4.15 per share, and a term of ten years. The options are subject to vesting over a three (3) year period with one-third (1/3) of the options vesting on each of the first, second and third anniversaries of the date of grant, except that the options granted to Mr. Stranberg, Mr. Shape and Mr. Birney vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month; and our independent directors’ options vest in twelve (12) equal monthly installments over the first year following the date of grant, subject to continued service. The above totals do not include options that were subsequently forfeited due to service discontinuation.

On November 19, 2021, we granted Jason Nolley, our Chief Technology Officer, an option to purchase up to 60,000 shares of common stock at an exercise price of $4.36 per share, which vests one-third per year of employment for three years.

On December 2, 2021, we granted Josselin Capital Advisors, Inc., a company wholly-owned by Mr. Audibert (“JCA”), our Vice President of Growth and Strategic Initiatives, an option to purchase 65,000 shares of common stock at an exercise price of $3.90 per share. The option vests based on the satisfaction of certain performance criteria by the Company. On March 11, 2022, the Compensation Committee of the board of directors of the Company (the “Compensation Committee”) certified the achievement of the performance conditions for the vesting of the option as to a total of 20,000 shares of common stock had been met, resulting in vesting of the option as to 20,000 shares. On June 29, 2023, the option was distributed or transferred to Mr. Audibert.

On December 6, 2021, we granted Stephen Paradiso, our former Chief of Staff, an option to purchase up to 62,500 shares of common stock at an exercise price of $4.72 per share, which vested one-eighth per quarter of employment, and an option to purchase up to 62,500 shares of common stock at an exercise price of $4.72 per share, which will vest subject to the achievement of certain performance conditions. On April 14, 2023, the Compensation Committee certified the attainment of the conditions for the vesting of the stock option as to 12,500 shares of common stock. On December 1, 2023, Mr. Paradiso resigned, and his options subsequently expired unexercised.

On January 31, 2022, we granted 13 new employees options to purchase a total of 22,000 shares of common stock at an exercise price of $2.17 per share. The options vest over a three-year period with one-third (1/3) of the options vesting on each of the first, second and third anniversaries of the date of grant. Of these, options for 18,000 shares remained outstanding as of March 28, 2024.

On March 11, 2022, we granted Shiela Johnshoy, our Chief Operating Officer, an option to purchase 40,000 shares of common stock at an exercise price of $1.60 per share. 5,000 shares under the option were subject to certain restrictions on transfer until September 11, 2022, and 35,000 shares under the option will vest subject to the achievement of certain performance conditions. On April 14, 2023, the Compensation Committee certified the achievement of the performance conditions for the vesting of the stock option as to 5,000 shares of common stock.

On February 7, 2023, we granted seven employees options to purchase a total of 7,000 shares of common stock at an exercise price of $1.77 per share. The options vest over a three-year period with one-third (1/3) of the options vesting on each of September 1, 2023, September 1, 2024, and September 1, 2025. On the same date, we also granted an employee an option to purchase 15,000 shares of common stock at an exercise price of $1.77 per share which vested immediately as to 7,500 shares, with the balance vesting on the first anniversary of the grant date. Of these, options for 5,000 shares remained outstanding as of March 28, 2024.

On April 14, 2023, we granted Mr. Browner a stock option for the purchase of 100,000 shares of common stock at an exercise price of $1.72 per share, which will vest subject to the achievement of certain performance conditions.

On April 14, 2023, we granted JCA a stock option for the purchase of 180,000 shares of common stock at an exercise price of $1.72 per share, will vest subject to the achievement of certain performance conditions. On June 29, 2023, the option was distributed or transferred to Mr. Audibert.

On September 18, 2023, we granted David Leuci, a former Chief Information Officer, an option to purchase 21,000 shares of common stock at an exercise price of $1.16 per share, which was subject to certain vesting conditions. On November 10, 2023, Mr. Leuci resigned, and his option subsequently expired unexercised.

On August 15, 2023, we granted an employee an option to purchase a total of 20,000 shares of common stock at an exercise price of $1.28 per share. The option vests subject to performance conditions.

On October 30, 2023, we granted an employee an option to purchase a total of 12,000 shares of common stock at an exercise price of $0.9313 per share. The option vested as to 4,000 shares immediately, and will vest as to 4,000 shares on each of the first and second anniversaries of the date of grant.

On October 30, 2023, we granted an employee an option to purchase a total of 9,000 shares of common stock at an exercise price of $0.9313 per share. The option vested as to 3,000 shares immediately, and will vest as to 3,000 shares on each of the first and second anniversaries of the date of grant.

On January 2, 2024, we granted Ian Wall, our Chief Information Officer, an option to purchase 115,000 shares of common stock at an exercise price of $1.46 per share. The option vested as to 5,000 shares immediately on the grant date, and will vest as to 5,000 shares on each of the first and second anniversaries of the grant date. The remaining 100,000 shares under the option vests subject to performance conditions.

On January 1, 2024, we granted Mr. Browner an option to purchase up to 100,000 shares of common stock at an exercise price of $1.48 per share. The option vests subject to performance conditions.

On January 1, 2024, we granted Mr. Audibert an option to purchase up to 180,000 shares of common stock at an exercise price of $1.48 per share. The option vests subject to performance conditions.

On February 15, 2024, we granted Ms. Johnshoy an option to purchase up to 7,500 shares of common stock at an exercise price of $1.55 per share.

On February 15, 2024, we granted Mr. Audibert an option to purchase up to 7,500 shares of common stock at an exercise price of $1.55 per share.

For further discussion of the terms of the option grants to our executive officers and directors described above, please see Item 11. “Executive Compensation – Executive Officer Employment and Consulting Agreements” and Item 11. “Executive Compensation – Director Compensation” of the Annual Report.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our directors. Any bylaw provision adopted by the board of directors may be amended or repealed by the holders of a majority of the outstanding shares of capital stock entitled to vote for the election of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 50,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters other than as required by Nevada law, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a supermajority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Listing

Our common stock and publicly-traded warrants are listed and traded under the symbols “SWAG” and “SWAGW,” respectively, on the Nasdaq Capital Market tier of The Nasdaq Stock Market LLC.

Transfer Agent and Registrar

We have appointed VStock Transfer, LLC, 8 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, as the transfer agent for our common stock.